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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

M/I HOMES, INC.
(Name of Issuer)
Common Shares, $.01 par value
(Title of Class of Securities)
55305B-10-1
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	55305B-10-1	Page	2	of	4

1	NAMES OF REPORTING PERSONS: Steven Schottenstein

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		923,812 as of December 31, 2006

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		923,812 as of December 31, 2006

WITH:	8	SHARED DISPOSITIVE POWER:

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

923,812 as of December 31, 2006

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.6% as of December 31, 2006

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	55305B-10-1	Page	3	of	4

Item 1	(a)	Name of Issuer. M/I Homes, Inc.

	(b)	Address of Issuer’s Principal Executive Offices. 3 Easton Oval Columbus, Ohio 43219

Item 2	(a)	Name of Person Filing. Steven Schottenstein

	(b)	Address of Principal Business Office or, if none, Residence. 272 North Drexel Avenue Bexley, Ohio 43209

	(c)	Citizenship. United States of America

	(d)	Title of Class of Securities. Common Shares, $.01 par value

	(e)	CUSIP Number. 55305B-10-1

Item 3	Not applicable

Item 4	Ownership.
	(a)	Amount beneficially owned: 923,812 Common Shares as of December 31, 2006 (1)

	(b)	Percent of class: 6.6% as of December 31, 2006 (1)

	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 923,812 Common Shares as of December 31, 2006 (1)
(ii) Shared power to vote or to direct the vote: None
(iii) Sole power to dispose or to direct the disposition of: 923,812 Common Shares as of December 31, 2006 (1)
(iv) Shared power to dispose or to direct the disposition of: None

(1) The following information is provided as of December 31, 2006. As of such date, 873,800 of the Common Shares shown (6.3%) are held of record by IES Family Holdings No. 4, LLC, an Ohio limited liability company. Steven Schottenstein is the sole manager of IES Family Holdings No. 4, LLC and has sole voting and dispositive power with respect to such 873,800 Common Shares. Also includes 48,000 Common Shares (0.3%) that underlie stock options held by Steven Schottenstein that are exercisable within 60 days of December 31, 2006 and 2,012 Common Shares (0.01%) that are to be distributed to Steven Schottenstein within 60 days of December 31, 2006 pursuant to the M/I Homes, Inc. Executives’ Deferred Compensation Plan.

Item 5	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable.

Item 8	Identification and Classification of Members of the Group Not applicable.

Item 9	Notice of Dissolution of Group Not applicable.

Item 10	Certification Not applicable.

CUSIP No.	55305B-10-1	Page	4	of	4
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 5, 2007

By:	/s/ Steven Schottenstein

Steven Schottenstein individually and as the sole manager of IES Family Holdings No. 4, LLC